Kalmin Corp.

Alberdi 1045 Caacupe, Paraguay

Tel. +1 (702) 879-4171

Email: corp@kalmincorp.com

Dear Messrs.,

The Company is requesting to withdraw the Registration Statement file number 333-214638 pursuing to the Rule 477. No securities have been sold under the Registration Statement.

Authorized signature:

/s/ Jose Galarza

Sole officer and director of Kalmin Corp.